Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

September 5, 2008

By EDGAR Correspondence
File:  316C

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C., 20549-7010
USA

Attention:  Jill S. Davis, Branch Chief

Dear Ms. Davis:

Re:

Aurizon Mines Ltd. – Form 40-F for Fiscal Year Ended December 31, 2007

File No. 001-31893

Further to your third review letter dated August 8, 2008, we hereby respond, by including both your comments and our response, as follows:

Form 40-F for the Fiscal Year Ended December 31, 2007

Note 19.  Differences between Canadian and US GAAP, page 51

General

1.

As a follow-up to prior comment number one from our letter dated July 17, 2008, please provide us with a sample of the disclosures you intend to include in future filings for our review.

Aurizon response:

The following is a sample of the disclosures we intend to include in our accounting policies note:

Drilling and related development costs incurred to define the shape of proven and probable reserves for production planning are included in operations if they are expected to be mined within the current period.  Drilling and related development costs incurred to prepare areas that will be mined in future periods are capitalized and amortized over the life of the ore body.

Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at production stage properties and development stage properties that have proven and probable reserves are capitalized provided that the following conditions have been met:

•

There is a probable future benefit arising from these costs that will contribute to future net cash inflows;

•

The Company can obtain the benefit and control access to it; and

•

The transaction or event giving rise to the benefit has already occurred.

United States Securities and Exchange Commission

September 5, 2008

The following criteria are used by management in its assessment of determining whether there is sufficient evidence that the expenditure will result in a future economic benefit to the Company:

•

Geology – There is sufficient certainty that the geologic data together with other factors, such as a history of converting resources to reserves will support the likelihood of conversion of mineral resources to proven and probable reserves.

•

Infrastructure – The mineral deposit can be extracted and processed utilizing existing or planned infrastructure that is within proximate access to the deposit.

•

Life of Mine Plans – A life of mine plan, supporting geologic models, and historical costs provide inputs in the determination of additional drilling and development work required to expand or further define the mineral deposit.

•

Authorizations – Operating and environmental permits exist or there is reasonable assurance that they are obtainable.

•

Stage of mine development – A production stage property provides greater certainty that a future economic benefit is probable than a development stage property.

The following is a sample of the disclosures we intend to include in our mineral properties note:

During 2008, $xxx million (2007 - $xxx million; 2006 - $xxx million) of costs related to converting mineral resources to reserves at properties that are either in the production or development stage were capitalized.  As at December 31, 2008, $xxx million was capitalized to Mineral Properties.

We trust you will find the aforementioned responses satisfactory.  However, should you have any questions or require any further information, please do not hesitate to contact the writer.

Yours very truly,

AURIZON MINES LTD.

_________________________
Ian S. Walton,
Executive Vice-President &
 Chief Financial Officer

ISW/jask

Cc:

Shearman & Sterling LLP

Attn:  Christopher J. Cummings, Partner

PricewaterhouseCoopers LLP

Attn:  Mark Platt, Partner